Exhibit 99.1

Borr Drilling Limited – Reverse share split

December 7, 2021 - Borr Drilling Limited (the “Company”) refers to the announcement issued June 29, 2021 regarding the notice from the New York Stock Exchange (“NYSE”) that the Company was not in compliance with the NYSE continued listing standard as the average closing price of its common shares had fallen below $1.00 per share over a period of 30 consecutive trading days.

Today, the Company announces that its Board of Directors has approved a 2-to-1 reverse share split of the Company’s shares (the “Reverse Split”) in order to cure this non-compliance.

Upon effectiveness of the Reverse Split, every two shares of the Company’s issued and outstanding common shares, par value USD 0.05 per share, will be automatically combined into one issued and outstanding common share, par value USD 0.10 per share. The current issued and outstanding shares of 274,436,351 will be consolidated into approximately 137,218,176 shares (subject to adjustment for fractional shares), and the share capital will remain identical to the pre-Reverse Split amount of $13,721,817.55.

The last trading day before the effective date (last day including rights) will be on December 13, 2021 (T). Trading on a Reverse Split adjusted basis (ex-date) will be on December 14, 2021 (T+1). The record date will be December 15, 2021 (T+2). The new ISIN number for the common shares after the Reverse Split is BMG1466R1732.

Shareholders who would otherwise hold a fractional share of the Company’s common shares in connection with the Reverse Split will receive cash payment equal to the closing price per share for the Company’s shares on OSE and NYSE, respectively, on the last trading day prior to the ex-date for the Reverse Split. The cash payment is expected to be made to eligible shareholders during the week starting January 3, 2022.

The Company’s Senior Unsecured Convertible Notes 2018/2023 conversion price will change from USD 31.7946 per share to USD 63.5892 per share as a result of the Reverse Split.

December 7, 2021

The Board of Directors

Borr Drilling Limited

Hamilton, Bermuda

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. including statements about the reverse share split, including timing of relevant dates for implementation of the reverse share split and other information relating to the share split and the adjustment to the conversion price of the convertible bonds and other non-historical matters. These forward-looking statements are subject to significant risks, uncertainties, contingencies and factors that may cause actual results or achievements to be materially different from those expressed or implied by the forward-looking statements including risks related to the implementation of the reverse share split and other risks described in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. The forward-looking statements made in this press release speak only as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events.